Exhibit (h)(16)(P)

April 8, 2015

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its fees and/or reimburse expenses of the Funds as indicated. For Funds in Group 1, AmBeacon will waive its fees and /or reimburse expense of the Fund such that expenses of a Fund, exclusive of brokerage commissions, interest, taxes, securities lending fees, acquired fund fees and expenses, litigation and other extraordinary expenses, do not exceed the annual rates listed for Group 1 on Attachment A. For Funds in Group 2, AmBeacon will waive its administrative service fee as noted.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. AmBeacon may recover any fees waived and/or expenses reimbursed if during the three years following such waiver or reimbursement the expense ratio falls below the above limits.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,
American Beacon Advisors, Inc.

By:	/s/ Gene L. Needles, Jr.
Name:	Gene L. Needles, Jr.
Title:	President and CEO

Agreed and Accepted on behalf of the Trust

By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Fund.

Attachment A

American Beacon Funds – Fiscal Year End: December 31

Group 1

		Annual
		Expense %
Fund	Class	Limit	Expiration
TIPS	Y	0.61	4/30/2016
TIPS	Investor	0.69	4/30/2016
TIPS	A	0.90	4/30/2016
TIPS	C	1.68	4/30/2016
Holland Large Cap Growth	Y	0.99	4/30/2016
Holland Large Cap Growth	A	1.29	4/30/2016
Holland Large Cap Growth	C	2.04	4/30/2016
Stephens Mid-Cap Growth	Instl	0.99	4/30/2016
Stephens Mid-Cap Growth	A	1.39	4/30/2016
Stephens Mid-Cap Growth	C	2.14	4/30/2016

Group 2

		Fee
		Waiver %
Fund	Class	By ABA	Expiration
TIPS	Instl	0.10	4/30/2016